EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Hanmi Financial Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333-164690 and 333-163206) on Form S-3 and the registration statements (Nos. 333-149858 and 333-115753) on Form S-8 of Hanmi Financial Corporation (the Company) of our reports dated March 15, 2010, with respect to the consolidated balance sheets of Hanmi Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Hanmi Financial Corporation.
Our report contains an explanatory paragraph that states the Company and its wholly-owned subsidiary Hanmi Bank have entered into a Written Agreement (the Agreement) with the Federal Reserve Bank of San Francisco and Hanmi Bank has consented to the issuance of a Final Order (the Order) from the California Department of Financial Institutions. The Order requires the Company to, among other things, increase the contributed equity capital at Hanmi Bank by $100 million by July 31, 2010 and achieve specific regulatory capital ratios by July 31, 2010 and December 31, 2010.
The ability of the Company to comply the terms of this agreements and requirements raises substantial doubt about its ability to continue as a going concern. Management plans in respond to this matter and also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.
Our report dated March 15, 2010, on the effectiveness of internal control over financial reporting as of December 31, 2009, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that as of December 31, 2009, management has identified a material weakness in internal control related to the Company’s policies and procedures for the monitoring and timely evaluation of and revision to management’s approach for assessing credit risk inherent in the Company’s loan portfolio to reflect changes in the economic environment. Specifically, neither the internal loan review grading process control nor the information and communication control that are designed to prompt senior management’s review over the adequacy of the loan loss reserve factors were operating effectively.
/s/ KPMG LLP
Los Angeles, California
March 15, 2010